Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.,

Commission File No.: 001-38983

The following communication was made available by Livongo Health, Inc. on LinkedIn on August 12, 2020.

Livongo 24,484 followers now "We believe that as bold leaders, we're creating a brand-new experience for healthcare delivery at scale. We've built a combination of being able to deliver a one-to-many, incredible consumer outcome driving clinical improvements and saving money," Livongo President Dr, Jennifer Schneider with Silicon Valley Business Journal.https://bit.ly/33C2AVm More information: https://lit.ly/2DnarLF After $18.5B merger, Livongo president Jennifer Schneider says most of us aren't going back to the doctor's office bizjournals.com

The following communication was made available by Livongo Health, Inc. on Twitter on August 12, 2020.

Livongo @Livongo 14m "We've built a combination of being able to deliver a one-to-many, incredible consumer outcome driving clinical improvements and saving money," @Dr_JSchneider with @svbizjournal. bit.ly/33C2AVm More: bit.ly/2DnarLF Livongo President on Proposed Merger bizjournals.com

Silicon Valley Business Journal

August 7, 2020

1:58pm ET

After $18.5B merger, Livongo president says most of us aren’t going back to the doctor’s office

The $18.5 billion merger between Livongo Health and Teladoc Health, Inc. caught some by surprise — the huge part-cash, part-stock deal, signed during a pandemic, hinges on the promise of massive growth once the two companies are combined. Both companies’ share prices sank on the news Wednesday, but saw a partial rebound by the end of day on Thursday.

Dr. Jennifer Schneider, the president of Mountain View-based Livongo, sat down with the Business Journal to talk about why this was the right move for the two health-tech companies. This interview has been lightly edited for length and clarity.

Why did it make sense to do this deal right now, during a pandemic?

I think the excitement around the deal is we’re really taking two best-in-class, complementary companies with a shared vision and a shared culture and putting them together. And now is the time, because in the setting of the pandemic, both of the business models have really accelerated — but that it is this remote monitoring, digital first with escalation therapy in an incredible consumer experience with data that drives the experience and drives the interactions of the providers and the efficiency of the overarching solution. That is really needed. It is unlikely that most of us will go back to sitting in the doctor’s lounge, waiting and reading outdated magazines.

Livongo has seen tremendous growth during Covid-19, but it seems like this $18.5 billion deal hinges on quite a lot of continued growth. How are those synergies going to work between the two companies?

The first synergy is the obvious elephant in the room, which is looking at client overlap. We have about 25% of client overlap, which means we have 75% of established clients that don’t have either our product or Teladoc’s product. So that is a very easy, kind of out-the-gate synergy.

I think the second is as you’re looking at the legislation that’s coming from the government around Medicare, Medicaid and tele-health delivery and remote monitoring, it makes a perfect fit for some of those changes that are coming. So there’s some new product development in that area.

And then I think the third is exactly what I talked about, which is we believe that as bold leaders, we’re creating a brand-new experience for healthcare delivery at scale. ... We’ve built a combination of being able to deliver a one-to-many, incredible consumer outcome driving clinical improvements and saving money.

When did the talks between the two companies start?

In the setting of the pandemic, there’s no really great, fun stories around shared ice cream, shared salmon, a brandy in a bar. There’s none of that. What I would say is that each company started with a similar vision. We knew we wanted to move closer to providers. Teladoc knew they wanted to move closer to the consumer in terms of the digital component, that aspect and the data.

There’s a lot of known working partnerships. The chief operating officer of Teladoc, David Sides, and the CEO of Livongo, Zane Burke, worked together at Cerner (a Kansas City, Missouri-based health information tech company). Drew Turitz of corporate development at Teladoc and Lee Shapiro, CFO at Livongo, have done deals together in the past. And so there’s a lot of synergies. We’ve been speaking about this as businesses join businesses on a number of product lines as well.

It seems like the market has reacted negatively to the deal — some investors are concerned that there’s not going to be as much growth at Livongo within another company. How do you foresee turning that around?

I think that it’ll take some time for people to settle out and think through this. The total addressable market (TAM) here is massive. I mean, it is massive. At Livongo we have 400,000 people with diabetes on our platform, and 500,000 new people get diagnosed every year. If we just did diabetes and nothing else, the TAM is massive.

It’s an interesting thing — I was just on with David Sides and you know, neither company is really contemplating the numbers for a very long time because of the tailwinds. So I don’t see that. I think it’s maybe a little bit of a surprise to people, so people need to slow down and think about what that means. I truly see only upside if you just took products and sold it into new markets, 75% of which there’s no overlap. That’s massive — let alone the developments that are coming.

What will this merger mean for Livongo’s workforce in Silicon Valley? Will there be any layoffs or consolidation? Are you going to continue to grow locally?

The good news is both companies are rapid, high-growth companies that are aggressively hiring. That means that people need to do their job. People can’t stop doing their job. We are hiring a number of people. Layoff is not part of the vernacular at all. We’re two hyper growth companies combined that are going to continue to grow and to deliver. We’re working through the integration plans, the org structure — but at the end of the day, we have two incredibly valuable services that are in the marketplace today, and it only exists because every single person on both of those teams is doing their job.

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Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc Health”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc Health’s or Livongo’s stock prices; transaction costs; Teladoc Health’s ability to achieve the benefits from the proposed transaction; Teladoc Health’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc Health’s business model; changes in market conditions and receptivity to Teladoc Health’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc Health (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc Health’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc Health’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc Health nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc Health expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc Health that also constitutes a preliminary proxy statement of each of Teladoc Health and Livongo. After the registration statement is declared effective, each of Teladoc Health and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc Health and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc Health or Livongo may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC HEALTH AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Teladoc Health or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc Health will be available free of charge on Teladoc Health’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc Health or Livongo.

Teladoc Health and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc Health is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “Teladoc Health” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.